Exhibit 99.67

Q3 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS

TSX: VLNS
OTCQX: VLNCF

The Valens Company Inc.

(formerly Valens GroWorks Corp.)

THE VALENS COMPANY INC.
(formerly VALENS GROWORKS CORP.)

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Three and Nine Months Ended August 31, 2020
(Expressed in Thousands of Canadian Dollars Except Share Amounts)

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of The Valens Company Inc. (the “Company”) constitutes management's review of the factors that affected the Company's financial and operating performance for the three and nine months ended August 31, 2020. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended August 31, 2020 and 2019 together with the notes thereto and the audited annual consolidated financial statements for the Company for the years ended November 30, 2019 and 2018 together with the notes thereto. The results for the three and nine months ended August 31, 2020 are not necessarily indicative of the results that may be expected for any future period.

All financial information contained in this MD&A is current as of October 14, 2020 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in thousands of Canadian dollars, unless otherwise specified.

Additional information regarding the Company is available on SEDAR at www.sedar.com, and the Company’s website www.thevalenscompany.com. The date of this MD&A is October 14, 2020.

FORWARD-LOOKING INFORMATION

Inherent in forward-looking statements involve known and unknown risks, and factors may include, but are not limited to: unavailability of financing, changes in government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, competition, stock market volatility, unanticipated operating events and liabilities inherent in industry.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward- looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of commodity prices develop as expected; that the Company receives regulatory and governmental approvals as are necessary on a timely basis; that the Company is able to obtain financing as necessary on reasonable terms; that there is no unforeseen deterioration in the Company’s activity costs; that the Company is able to procure equipment and supplies, as necessary, in sufficient quantities and on a timely basis; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that no environmental and other proceedings or disputes arise; and that the Company maintains its ongoing relations with its employees, consultants and advisors.

Management Discussion & Analysis

Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive.

The global pandemic related to an outbreak of the novel coronavirus disease (“COVID-19”) has cast uncertainty on each of these assumptions. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. These impacts could include, amongst others, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, impairment of investments, net realizable value of inventory, impairments in the value of our long-lived assets, or potential future decreases in revenue or profitability of our ongoing operations. See “Risk Factors”.

Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

The forward-looking statements contained herein are based on information available as of October 14, 2020.

COMPANY OVERVIEW

The Valens Company Inc. (formerly Valens GroWorks Corp.) was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and under the trading symbol “VLNCF” on the OTC Markets. The Company delivers a diverse suite of extraction methodologies and end-to-end development and manufacturing of innovative, cannabinoid-based products. The Company also provides analytical testing services to third party licensed producers in the cannabis space through its ISO 17025 accredited analytical lab.

The Company operates through its six wholly-owned subsidiaries, Valens Agritech Ltd. (“VAL”), Supra THC Services Inc. (“Supra”), Valens Labs Ltd. (“Labs”) and Valens Farms Ltd. (“Farms”), all based in the Okanagan Valley of British Columbia, Southern Cliff Brands Inc. (“Pommies”) in the greater Toronto area of Ontario and Valens Australia Pty Ltd. (“VAPL”) in Australia.

VAL was incorporated under the Business Corporations Act of the Province of British Columbia on April 14, 2014. On November 2, 2016, the Company completed the acquisition of VAL pursuant to a share exchange agreement dated October 31, 2016. VAL has been granted a standard processing and standard cultivation license under the Cannabis Act and has been licensed by Health Canada to sell directly to provincial distributors and other authorized Canadian retail supply channels. VAL also holds an analytical testing license and on July 10, 2020, VAL received a cannabis research license from Health Canada under the Cannabis Act.

Supra was incorporated under the Business Corporations Act of the Province of British Columbia on December 10, 2015 and held an analytical testing license from Health Canada. On October 23, 2018, the Company entered into an agreement with Rotogro International Limited (“Rotogro”) to sell the shares of Supra. During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction and the Company subsequently requested the Supra analytical testing license be cancelled by Health Canada.

Labs was incorporated under the Business Corporations Act of the Province of British Columbia on October 18, 2018 to transfer the assets and operations of Supra upon the closing of the Rotogro transaction to allow the Company to continue to provide sector-leading analytical and proprietary testing services. Labs, in collaboration with Thermo Fisher Scientific (Mississauga) Inc., is developing a “Centre of Excellence in Plant Based Medicine Analytics” at the Company’s 25,000 square foot facility in Kelowna, B.C.

Farms was incorporated under the Business Corporations Act of the Province of British Columbia on July 19, 2018 to hold the Company’s interest in its joint venture project with Kosha Projects Inc. (“Kosha”). The Company has since terminated its investment in the joint venture with Kosha.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies was an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry.

Management Discussion & Analysis

Products were sold through the Liquor Control Board of Ontario. Pommies is also a mature cannabis micro-processing license applicant.

On June 26, 2020, VAPL was incorporated under the laws of Western Australia to begin to develop the Company’s presence in the Australian market.

THIRD QUARTER CORPORATE HIGHLIGHTS

International Expansion Initiatives

The Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). This agreement provides the Company strategic access to the Australian market, the second largest legalized cannabis market outside of North America through a preferred supplier relationship with Cannvalate and the establishment of an asset light operating platform in Australia. The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. Under the terms of the agreement, the Company is also in the process of finalizing a long-term lease on a property in Australia with an independent third party. This is expected to be built out by the landlord as a small-sized extraction and manufacturing facility designed to be scalable, forming the hub of the Company’s operations in the country. Construction on the facility is expected to commence on signing the lease and is expected to be fully operational by the end of 2021, subject to applicable licensing and regulatory approvals.

During the three months ended August 31, 2020, the Company began to monetize the agreement with Cannvalate with the shipment of an initial order of three different SKUs of tinctures into the Australian market. The Company continues to leverage its relationship with Cannvalate to expand the distribution and range of products being supplied into the Australian market and is currently waiting for the approval of additional import and export permits for shipments into Australia.

White Label Manufacturing Partnerships

The Company successfully launched the first cannabis-infused white label beverage in Canada through its partnership with A1 Cannabis Company (a subsidiary of Iconic Brewing). The line of beverages includes BASECAMP, a CBD-forward iced tea, and SUMMIT, a THC-forward citrus water. Both products are available at select retailers throughout Ontario, Alberta, British Columbia and Saskatchewan, with additional markets expected to follow.

In the third quarter of 2020, the Company entered into the following agreements with industry partners:

•	Verse Cannabis initial five-year manufacturing and distribution agreement. The first line of products will be manufactured under the brand Verse Originals, which will include a range of high-quality products, such as vapes and oils. To follow, the Company will produce and manufacture a line of innovative formats under the brand Verse Concentrates, including crumble, live resin vape pens and various water-based products leveraging SōRSE by Valens emulsion technology. The Verse agreement follows a royalty-based payment structure. In the third quarter of 2020, the Company began shipping products under the Verse Cannabis agreement including two SKUs of vapes under the Verse Originals brand and one SKU of crumble under the Verse Concentrates brand to select retailers in Alberta, British Columbia and Saskatchewan;
•	BRNT Ltd. strategic amendment to existing custom manufacturing agreement including the launch of a premium vape line “Made By”, which includes three SKUs of vape pens. These pens were designed in collaboration with Canadian artists, and pair aesthetically bold pens with premium, true-to-strain extracts that contain delicate terpene profiles to appeal to a range of consumer profiles. Prior agreement terms, including profit-sharing and minimums, were also amended to a royalty structure to provide more streamlined economics and incentivize high volume sales in a dynamic market. In the third quarter of 2020, the Company began shipping products under the BRNT agreement including three SKUs of vapes to select retailers in Ontario, Alberta and British Columbia;
•	TREC Brands Inc. to manufacture vape pens across three existing TREC brands; Thumbs Up Brand, WINK, and Blissed, with the potential to later produce other innovative products. The TREC agreement follows a royalty-based payment structure. The Company has commenced shipping under the TREC agreement in the fourth quarter of 2020;
•	High 12 Brands initial two-year agreement to develop and manufacture a premium line of vape products under the DAIZE brand portfolio. The DAIZE brand of vape products will offer experienced consumers unique and potent formulations with premium cannabis oil made from a curated selection of sought-after cannabis strains. The High 12 agreement follows a royalty-based payment structure. The Company anticipates the first shipments under the High 12 agreement to commence in the fourth quarter of 2020;

Management Discussion & Analysis

•	FPS Brands two-year agreement to develop and manufacture a craft line of hemp-derived CBD products under the ufeelu portfolio. The initial product offering will include cannabis oils, vapes and tinctures. The FPS Brands agreement follows a royalty-based payment structure. The Company is currently working with FPS Brands on developing a potential commercialization plan for the initial product offering.

In the third quarter of 2020, Tilray Inc. completed all obligations under the extraction services and manufacturing agreement dated June 4, 2019. As a result, this agreement has been terminated and no further obligations exist between Tilray Inc. and the Company.

Production and Operational Highlights

The Company remains one of the largest cannabis extraction and custom manufacturing companies in Canada. In the third quarter, the Company continued to successfully execute on the shift in focus to the formulation, manufacturing and launching of additional product SKUs into the cannabis 2.0 market for our industry partners. This was highlighted by the continued growth in the number of product SKUs manufactured in the third quarter. In addition, with the continued slowdown realized from some of the Company’s industry partners for toll extraction services, the Company focused extraction efforts on Valens owned cannabis and hemp biomass to support anticipated inventory levels for white label product development and manufacturing services. The Company processed the following input cannabis and hemp biomass and produced the following cannabis 2.0 product SKUs over the last four consecutive quarters ended August 31, 2020.

	For the three months ended
	August 31, 2020	May 31, 2020	February 29, 2020	November 30, 2019
Biomass extracted (kilograms)	8,054	30,059	19,962	24,426
% change over the prior period	(73)%	51%	(18)%	(8)%

Product SKUs manufactured (#)	56	36	9	6
% change over the prior period	56%	300%	50%	200%

Health Canada – Cannabis Research License

On July 10, 2020, the Company received its Cannabis Research Licence under Health Canada’s Cannabis Act and Cannabis Regulations through its wholly-owned subsidiary, VAL. This licence permits the Company to conduct research involving the administration or distribution of cannabis to human subjects for the assessment of taste, sight, smell or touch, subject to conditions laid out by Health Canada. The Company will use this licence to conduct controlled human trials for the sensory evaluation of its cannabis extracts, concentrates and oils, including vaporizers, and beverage and edible products, at its extraction, manufacturing and testing facilities in Kelowna, B.C.

Board of Directors Appointments and Resignations

At the Company’s Annual General and Special Meeting of shareholders (“AGM”) held on Friday June 12, 2020, the following three independent directors joined the Board of the Company:

•	Karin A. McCaskill, Former SVP, General Counsel, and Corporate Secretary of Empire Company Limited and Sobeys Inc.
•	Andrew Cockwell, Managing Partner and Co-Founder of Ursataur Capital Management
•	Renee Merrifield, CEO and Founder of Troika Management Corp.

Mr. Chris Irwin, Independent Director, and Mr. Chris Buysen, Chief Financial Officer, did not stand for re-election to the Board at the AGM. Mr. Buysen will continue in his role on the executive team as Chief Financial Officer.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) declared the COVID-19 outbreak a pandemic. The continued spread of COVID-19 nationally and globally could have an adverse impact on our business, operations and financial results, including through disruptions in our processing activities, supply chains and sales channels, as well as a deterioration of general economic conditions including a possible national or global recession.

Management Discussion & Analysis

The Company takes the health and safety of our people very seriously. Wherever feasible, the Company transferred personnel and functions from on-site to home-based platforms. For any functions which are required to remain on site we increased our focus on social distancing, utilization of personal protective equipment and additional hand sanitizing stations throughout our manufacturing and administrative facilities. In addition, travel restrictions have been put in place and visitor access has been restricted to our facility.

During the three months ended August 31, 2020, the Company was impacted by the overall market uncertainty as a result of COVID-19, through reduced shipments of biomass from extraction partners and reduced demand for bulk winterized and distillate oil as our partners adjusted their workforce and operations to manage through the uncertainty created by the pandemic.

Due to the continued uncertainty of the pandemic’s magnitude, outcome and duration, it is not possible to estimate the future impact on our business, operations or financial results; however, the impact could be material.

Debt and Equity Transactions for the Nine Months ended August 31, 2020

On May 29, 2020, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Co-Lead Arranger and Administrative Agent, and ATB Financial (“ATB”) as Co-Lead Arranger (together, the “Lenders”). Under the terms of the credit facility, the Lenders will provide the Company up to $40,000 of secured debt financing at interest rates ranging from prime plus 2.00% to prime plus 2.50% per annum depending on certain financial covenants. The credit facility consists of a $20,000 secured term loan, which was fully drawn at August 31, 2020, and up to a $20,000 secured revolving loan, which has not been drawn at August 31, 2020. In addition, the credit facility contains an accordion feature that could allow the Company to increase the aggregate commitments by up to an additional $10,000. The credit facility has a three- year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets. The Company is required to repay the term loan component at a minimum $500 per quarter for four quarters commencing August 31, 2020, $625 per quarter commencing on August 31, 2021 for four quarters, and $750 per quarter commencing on August 31, 2022 for three quarters, with the balance due May 29, 2023. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants. The Company made its first principal repayment of $500 on August 31, 2020 and was in compliance with all debt covenants at August 31, 2020.

The Company issued 175,424 common shares and 87,712 warrants exercisable at a price of $4.00 per common share in connection with the exercise of broker warrants for gross proceeds of $518.

The Company issued 81,250 common shares in connection with the exercise of options for gross proceeds of $93.

The Company issued 900,000 common shares to settle obligations to issue shares in connection with employment and consulting compensation agreements.

The Company issued 1,730,432 common shares valued at $5,070 in connection with the expansion of the SoRSE agreement.

The TSX has accepted the Company’s Normal Course Issuer Bid (“NCIB”), which allows the Company to repurchase, at its discretion, up to 6,275,204 common shares in the open market or as otherwise permitted by the TSX subject to the normal terms and limitations of such bids. Common shares purchased by the Company will be cancelled. The program commenced on December 19, 2019 and will terminate on December 18, 2020, or such earlier date as the Company completes its purchases pursuant to the notice of intention. During the nine months ended August 31, 2020, the Company repurchased and subsequently cancelled 43,600 common shares at prices between $2.24 and $2.25.

Management Discussion & Analysis

SELECTED FINANCIAL INFORMATION

	For the three months ended		For the nine months ended
Selected Statements of Income (Loss) Information	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
Revenue	18,517	16,461	68,127	27,482
Gross profit	7,313	12,807	31,719	18,757
Gross profit %	39.5%	77.8%	46.6%	68.3%
Operating expenses	10,675	7,284	32,095	20,977
Other (income) expenses	(219)	(370)	1,275	8,783
Provision for (recovery of) income taxes	(79)	-	2,396	-
Income (loss) and comprehensive income (loss)	(3,064)	5,893	(4,047)	(11,003)
Income (loss) and comprehensive income (loss) per share – basic	(0.02)	0.05	(0.03)	(0.10)
Income (loss) and comprehensive income (loss) per share – diluted	(0.02)	0.05	(0.03)	(0.10)
Weighted average number of shares outstanding – basic	128,075,319	122,457,417	127,203,254	107,451,763
Weighted average number of shares outstanding – diluted	128,075,319	126,580,551	127,203,254	107,451,763
Adjusted EBITDA(1)	1,440	9,772	18,420	9,766

(1) Defined as income (loss) and comprehensive income (loss) for the period before interest, taxes, depreciation and amortization adjusted for other one-time and non-cash items, which is a non-GAAP measure discussed in the “Adjusted EBITDA” section.

	As At
Selected Statements of Financial Position Information	August 31, 2020 $	November 30, 2019 $
Cash	30,257	49,888
Short-term investments	-	8,813
Inventory	23,482	7,171
Other working capital	29,711	22,304
Non-current assets	88,107	45,440
Non-current liabilities	30,804	882
Equity	140,753	132,734

The Company has three reportable segments: cannabis operations, analytical testing and corporate, consistent with the manner in which the Company reports information to its chief decision makers and Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction, post-processing and white label manufacturing facility in Kelowna, BC and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to other business units and inter-segment eliminations.

Management Discussion & Analysis

The operating segments for the three months ended:

	August 31, 2020				August 31, 2019
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Net revenue	17,702	722	(296)	18,128	16,363	217	(119)	16,461
Cost of sales & inventory allowance	10,909	95	(189)	10,815	3,711	72	(129)	3,654
	6,793	627	(107)	7,313	12,652	145	10	12,807
Other operating expenses	6,742	137	3,796	10,675	1,160	194	5,930	7,284
	51	490	(3,903)	(3,362)	11,492	(49)	(5,920)	5,523
Non- operating (income) expense	443	124	(865)	(298)	-	-	(370)	(370)
Net income (loss)	(392)	366	(3,038)	(3,064)	11,492	(49)	(5,550)	5,893
Total assets	71,441	1,828	120,588	193,857	14,233	1,220	108,880	124,333
Total liabilities	16,369	377	36,358	53,104	2,777	39	1,069	3,885

The operating segments for the nine months ended:

	August 31, 2020				August 31, 2019
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Net revenue	66,489	2,048	(802)	67,735	27,262	545	(325)	27,482
Cost of sales & inventory allowance	35,972	482	(438)	36,016	8,767	193	(235)	8,725
	30,517	1,566	(364)	31,719	18,495	352	(90)	18,757
Other operating expenses	18,571	345	13,179	32,095	3,644	489	16,844	20,977
	11,946	1,221	(13,543)	(376)	14,851	(137)	(16,934)	(2,220)
Non- operating (income) expense	3,722	316	(367)	3,671	-	3,194	5,589	8,783
Net income (loss)	8,224	905	(13,176)	(4,047)	14,851	(3,331)	(22,523)	(11,003)
Total assets	71,441	1,828	120,588	193,857	14,233	1,220	108,880	124,333
Total liabilities	16,369	377	36,358	53,104	2,777	39	1,069	3,885

Management Discussion & Analysis

Revenue

Revenue is comprised mainly of revenue from (“Cannabis Operations”) including proprietary and industry leading extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate and the sale of cannabis 2.0 products. The Company also generates revenue from analytical testing from the Company’s ISO 17025 accredited lab.

Three Months Ended August 31, 2020 compared to May 31, 2020

Revenue increased $890 or 5.0% to $18,517 in the third quarter of fiscal 2020, compared to $17,627 in the previous quarter ended May 31, 2020. This increase in revenue was driven by a $469 increase in revenue from the Cannabis Operations which generated revenue of $17,702, compared to $17,233 in the previous quarter, as a result of the continued scale up of white label cannabis 2.0 product sales which generated increased frequency and size of purchase orders from the provinces and the sale of bulk winterized and distillate oil. This growth was offset by reduced shipments of biomass from extraction partners as our partners adjusted their workforce and operations to manage through the uncertainty created by the COVID-19 pandemic. In addition, the Company generated $722 in revenue from analytical testing through the Company’s lab, compared to $730 in the previous quarter ended May 31, 2020, including $296, (three months ended May 31, 2020 - $336) in intercompany testing revenue as the volume of third party tests completed by the lab increased slightly in the third quarter.

Three Months Ended August 31, 2020 compared to August 31, 2019

Revenue increased $2,056 or 12.5% to $18,517 for the three months ended August 31, 2020, compared to revenues of $16,461 in the same period in fiscal 2019. This increase in revenue was driven by Cannabis Operations of $17,702, compared to $16,363 in the same period in fiscal 2019, as the Company continues to focus on scaling up white label product formulation and manufacturing to include tinctures and vaporizers and sourcing bulk winterized and distillate oil for our partners cannabis 2.0 products. This growth was offset by reduced shipments of biomass from extraction partners as our partners adjusted their workforce and operations to manage through the uncertainty created by the COVID-19 pandemic. In addition, the Company generated $722 in revenue from analytical testing through the Company’s lab, compared to $217 in the same period in fiscal 2019, including $296, (three months ended August 31, 2019 - $119) in intercompany testing revenue as the volume of third party tests increased significantly compared to the same quarter last year.

Nine Months Ended August 31, 2020 compared to August 31, 2019

Revenue increased $40,645 or 147.9% to $68,127 for the nine months ended August 31, 2020, compared to $27,482 in the same period in 2019. The Company’s Cannabis Operations revenue for the nine months ended August 31, 2020, increased to $66,489 compared to $27,262 in the same period in fiscal 2019. The increase in Cannabis operations revenue for the nine months ended August 31, 2020 is a result of the same factors noted in the three-month period above. In addition, the Company generated $2,048 in revenue from analytical testing through the Company’s lab, compared to $545 in the same nine-month period in fiscal 2019, including $802, (nine months ended August 31, 2019 - $325) in intercompany testing revenue as a result of the same factors noted in the three month period above.

Cost of sales and inventory valuation allowance

Three Months Ended August 31, 2020 compared to May 31, 2020

Cost of sales and inventory valuation allowance decreased $494 or 4.4% to $10,815 in the third quarter of fiscal 2020, compared to $11,309 in the previous quarter ended May 31, 2020. Cost of sales and inventory valuation allowance for the Cannabis Operations was $10,909 compared to $11,255 in the previous quarter ended May 31, 2020. Cost of sales was impacted by an inventory write-down of $1,470 for the three months ended May 31, 2020 compared to $504 for the three months ended August 31, 2020, as a result of the continued compression in pricing of bulk winterized and distillate oil. The remaining increase in cost of sales, excluding the impact of the inventory write-down, was a result of the continued scale up of cannabis 2.0 product sales, fluctuations in volume and pricing of bulk winterized and distillate sales, and a reduction in toll processing extraction volume. Cannabis Operations cost of sales are comprised of purchases of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The cost of sales from analytical testing was $95 compared to $221 in the previous quarter ended May 31, 2020. Analytical testing cost of sales is comprised of wages and salaries including benefits, consumables, and an allocation of other operating expenses including facility overhead and depreciation costs. The decrease in cost of sales from analytical testing in the quarter was driven largely by the allocation of a portion of the Canadian Emergency Wage Subsidy (“CEWS”) received by the Company, which was offset by the increase in costs associated with the number of tests completed.

Management Discussion & Analysis

Three Months Ended August 31, 2020 compared to August 31, 2019

Cost of sales and inventory valuation allowance increased $7,161 or 196.0% to $10,815 for the three months ended August 31, 2020, compared to $3,654 in the same period in fiscal 2019. Cost of sales and inventory valuation allowance for the Cannabis Operations was $10,909 compared to $3,711 in the same period in fiscal 2019. Cannabis Operations cost of sales are comprised of purchases of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. In the third quarter of 2020, cost of sales was impacted by lower revenue mix from toll extraction volumes, the scale up of cannabis 2.0 product sales, and an inventory write-down as a result of the continued compression in pricing of bulk winterized and distillate oil. The cost of sales from analytical testing was $95 compared to $72 in the same period in fiscal 2019. Analytical testing cost of sales is comprised of wages and salaries including benefits, consumables, and an allocation of other operating expenses including facility overhead and depreciation costs. The increase in cost of sales from analytical testing in the quarter was driven largely by the increase in the number of tests completed by the lab which was offset by the allocation of a portion of the Canadian Emergency Wage Subsidy (“CEWS”) received by the Company.

Nine Months Ended August 31, 2020 compared to August 31, 2019

Cost of sales and inventory valuation allowance increased $27,291 or 312.8% to $36,016 for the nine months ended August 31, 2020, compared to $8,725 in the same period in fiscal 2019. Cost of sales and inventory valuation allowance for the Cannabis Operations was $35,972 compared to $8,767 in the same period in fiscal 2019. Cannabis Operations cost of sales are comprised of purchases of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. In the first three quarters of 2020, cost of sales was impacted by an inventory write-down of $4,398, on cannabis purchased and processed in which the cost of specific lots of inventory exceed the net realizable value due to a one- time extraction efficiency issue and overall compression in pricing of bulk winterized and distillate oil. Additionally, there has been a lower mix of toll processing extraction volumes in fiscal 2020. The cost of sales from analytical testing was $482 compared to $193 in the same period in fiscal 2019. Analytical testing cost of sales is comprised of wages and salaries including benefits, consumables, and an allocation of other operating expenses including facility overhead and depreciation costs. The increase in cost of sales from analytical testing was driven largely by the increase in the number of tests completed by the lab in 2020.

Gross profit

Three Months Ended August 31, 2020 compared to May 31, 2020

Gross profit increased to $7,313 for the three months ended August 31, 2020, compared to $6,318 in the previous quarter ended May 31, 2020. The gross profit from Cannabis Operations for the third quarter was $6,793 or 38.4% compared to $5,978 or 34.7% in the previous quarter ended May 31, 2020. The increase in gross margin was largely driven by the inventory write down of $1,470 in the second quarter compared to $504 in the third quarter and the continued reduction in toll processing extraction volumes realized in the third quarter of 2020. The analytical testing operations saw an increase in gross profit dollars for the third quarter to $627 or 86.8% compared to $509 or 69.7% in the previous quarter ended May 31, 2020.

Three Months Ended August 31, 2020 compared to August 31, 2019

Gross profit decreased to $7,313 for the three months ended August 31, 2020, compared to $12,807 in the same period in fiscal 2019. The gross profit from Cannabis Operations for the third quarter was $6,793 or 38.4% compared to $12,652 or 77.3% in the same period in fiscal 2019. Gross profit margins for the Cannabis operations were impacted in the third quarter of 2020 by the impairment loss on inventory of $504, the growth in cannabis 2.0 product sales, which was offset by a reduction in extraction toll processing. The analytical testing operations saw an increase in gross profit for the third quarter to $627 or 86.8% compared to $145 or 66.8% in the same period in fiscal 2019.

Nine Months Ended August 31, 2020 compared to August 31, 2019

Gross profit increased to $31,719 for the nine months ended August 31, 2020, compared to $18,757 in the same period in fiscal 2019. The gross profit from Cannabis Operations for the nine months was $30,517 or 45.9% compared to $18,495 or 67.8% in the same period in fiscal 2019. Gross profit margins for the Cannabis operations were impacted in the first three months of 2020 by the impairment loss on inventory of $4,398. The analytical testing operations saw an increase in gross profit to $1,566 or 76.5% compared to $352 or 64.6% in the same period in fiscal 2019.

Management Discussion & Analysis

	For the three months ended		For the nine months ended
Operating expenses	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
Advertising and promotion	497	599	1,182	2,515
Depreciation and amortization	2,588	609	7,410	1,884
Facility costs	487	168	1,438	361
General and administrative	697	116	1,748	324
Impairment loss on trade receivables	10	-	256	-
Insurance	355	164	1,074	330
Management and consulting fees	776	425	2,031	1,926
Professional fees	888	332	2,250	679
Research, extraction and lab supplies	322	508	1,760	1,320
Share-based payments	1,612	3,394	6,483	8,833
Travel and business development	15	172	263	436
Wages and salaries	2,428	797	6,200	2,369

Advertising and promotion

Advertising and promotion expenses decreased to $497 in the third quarter, compared to $599 in the same period in fiscal 2019. The Company incurred costs in the third quarter of 2019 specifically related to the increase in activity around building brand awareness and increasing the Company’s business to business presence in the cannabis space.

Advertising and promotion expenses for the nine months ended August 31, 2020 decreased to $1,182 from $2,515 in the same period in fiscal 2019 for the same reasons outlined above.

Depreciation and amortization

Depreciation and amortization expense increased to $2,588 in the third quarter, compared to $609 in the same period in fiscal 2019. The increase in depreciation is a result of the acquisition of the Company’s production facility in Kelowna, BC and additional extraction, post processing, white label product formulation and manufacturing equipment to ramp up processing capacity to meet anticipated demand from industry partners. The Company also commenced amortization of the intangible asset associated with the expanded SoRSE sales and license agreement in Canada, Europe, Australia and Mexico resulting in an expense for the three months ended August 31, 2020 of $1,780 (three months ended August 31, 2019 - $357). During the three months ended August 31, 2020, $98 (three months ended August 31, 2019 - $243) of depreciation was allocated to cost of sales.

Depreciation and amortization expenses for the nine months ended August 31, 2020 increased to $7,410 from $1,884 in the same period in fiscal 2019 for the same reasons outlined above. During the nine months ended August 31, 2020, $505 (nine months ended August 31, 2019 - $486) of depreciation was allocated to cost of sales.

Facility costs

Facility costs for the three months ended August 31, 2020 increased to $487, compared to $168 in the same period of fiscal 2019. The increase is a result of the short-term lease of the Company’s corporate office in Toronto, ON, storage facility in Kelowna, BC and overall increased level of repair and maintenance activity, utilities and property taxes at the production facility in Kelowna, BC.

Facility costs for the nine months ended August 31, 2020 increased to $1,438 from $361 in the same period in fiscal 2019 for the same reasons outlined above.

General and administrative

General and administrative expenses for the three months ended August 31, 2020 increased to $697, compared to $116 in the same period of fiscal 2019. The Company incurred increased recruitment, information technology and licensing costs in the third quarter of 2020 with the build out of the team both in Toronto, ON and Kelowna, BC to support the next phase of growth. The overall increased level of activity within the Company and the establishment of a corporate office in Toronto, ON also contributed to the increased general and administrative costs in the current quarter.

General and administrative expenses for the nine months ended August 31, 2020 increased to $1,748 from $324 in the same period in fiscal 2019 for the same reasons outlined above.

Management Discussion & Analysis

Impairment loss on trade receivables

The Company recognized an impairment loss on the trade receivables provision of $10 for the three months ended August 31, 2020, compared to $nil in the same period of fiscal 2019. The Company continually monitors all credit balances with customers and reviews them monthly for any potential impairment considering such factors as specific payment history of balances, discussions with associated customers and a review of the credit worthiness.

Impairment loss on trade receivables for the nine months ended August 31, 2020 increased to $256 from $nil in the same period in fiscal 2019 for the same reasons outlined above.

Insurance

Insurance expense for the three months ended August 31, 2020 increased to $355, compared to $164 in the same period of fiscal 2019. The increase is a result of overall increased activity within the Company with production ramping up requiring additional coverage and higher limits for many components of coverage for the Company.

Insurance expenses for the nine months ended August 31, 2020 increased to $1,074 from $330 in the same period in fiscal 2019 for the same reasons outlined above.

Management and consulting fees

Management and consulting fees increased to $776 in the third quarter, compared to $425 in the same period in fiscal 2019. The increase was largely a result of consulting fees to support the Company’s focus on international opportunities, specifically within the Australian market.

Management and consulting fees for the nine months ended August 31, 2020 increased to $2,031 from $1,926 in the same period in fiscal 2019. The expense in 2020 was largely driven by the commencement of consulting fees to support international expansion initiatives, as noted above, which was offset in the prior year as a result of one-time payments made on the termination of two consulting agreements in the amount of $773 to independent external consultants.

Professional fees

Professional fees increased to $888 in the third quarter, compared to $332 in the same period of fiscal 2019. The increase is a result of overall increased activity within the Company resulting in higher legal and audit fees and with the transition to the Toronto Stock Exchange, additional consulting fees to support the enhancement of the Company’s internal controls.

Professional fees for the nine months ended August 31, 2020 increased to $2,250 from $679 in the same period in fiscal 2019 for the same reasons outlined above.

Research, extraction and lab supplies

Research, extraction and lab supplies for the three months ended August 31, 2020 decreased to $322, compared to $508 in the same period of fiscal 2019. The slight decrease is a result of timing of research and development activities as a result of managing impacts of the COVID-19 pandemic.

Research, extraction and lab supplies for the nine months ended August 31, 2020 increased to $1,760 from $1,320 in the same period in fiscal 2019 as a result of additional research and development activities and the ramp up of activity levels within the Company which were not at capacity during the period resulting in unallocated costs.

Share-based payments

Share-based payments decreased to $1,612 in the third quarter of 2020, compared to $3,394 in the same period in fiscal 2019. The decrease is a result of a $1,286 (2019 - $2,567) stock option expense associated mainly with the company wide employee stock option grant in October 2018 and July 2019 to reward employees and align them with the continued focus of generating shareholder value in the Company. Additionally, there was an expense of $326 (2019 - $827) related to the grant of shares to certain officers of the Company which has decreased as no new grants were completed.

Management Discussion & Analysis

Share-based payments decreased to $6,483 for the nine months ended August 31, 2020, compared to $8,833 in the same period in fiscal 2019. The decrease is a result of a $5,262 (2019 - $4,465) stock option expense associated mainly with the company wide employee stock option grant in October 2018 and July 2019 to reward employees and align them with the continued focus of generating shareholder value in the Company. Additionally, there was an expense of $1,221 (2019 - $4,368) related to the grant of shares to certain officers of the Company which has decreased as no new grants were completed.

Travel and business development

Travel and business development decreased to $15 in the three months ended August 31, 2020, compared to $172 in the same period of fiscal 2019. The decrease is a result of lower travel as the Company implemented restrictions on travel to keep employees safe during the COVID-19 pandemic.

Travel and business development for the nine months ended August 31, 2020 decreased to $263 from $436 in the same period in fiscal 2019 for the same reasons outlined above. The decrease during the nine-month period is lower than the impact in the third quarter as a result of an increased level of activity with the addition of the office in Toronto, ON earlier in the year.

Salaries and wages

Salaries and wages increased to $2,428 in the third quarter, compared to $797 in the same period in fiscal 2019. The increase reflects the general expanding scale of operations and required resources to support that growth in all areas of the business. In addition, in the third quarter of 2020, the Company has applied for a Government of Canada subsidy of $2,061, the Canadian Emergency Wage Subsidy (“CEWS”), as a result of the impact of the COVID-19 pandemic on the Company. This subsidy has been partially recorded as a reduction in salaries and wages of $482 in the three months ended August 31, 2020.

Salaries and wages for the nine months ended August 31, 2020 increased to $6,200 from $2,369 in the same period in fiscal 2019 for the same reasons outlined above.

Adjusted EBITDA (non-GAAP measure)

Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as income (loss) and comprehensive income (loss) from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, realized gains and losses from short term investments and liabilities, and other one-time and non-cash items including impairment losses. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above.

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2020	2019	2020	2019
Adjusted EBITDA (non-GAAP measure)	$	$	$	$
Income (loss) and comprehensive income (loss) for the period	(3,064)	5,893	(4,047)	(11,003)
Financing cost	257	3	370	12
Interest income	(66)	(370)	(434)	(689)
Provision for (recovery of) income taxes	(79)	-	2,396	-
Depreciation and amortization (per statement of cash flows)	2,686	852	7,915	2,370
Share-based payments	1,612	3,394	6,483	8,833
Accretion	212	-	512	-
Contract termination costs	-	-	-	5,945
Foreign exchange gain	(650)	-	(132)	-
Impairment loss assets held for sale	-	-	-	3,194
Impairment loss on inventory	504	-	4,398	-
Joint venture termination costs	-	-	931	-
One-time payments made on termination of consulting agreements	-	-	-	773
Loss on disposal of capital assets	28	-	28	-
Gain on short-term liabilities	-	(206)	(214)	(206)
Loss on short-term investments	-	206	214	537
	4,504	3,879	22,467	20,769
Adjusted EBITDA	1,440	9,772	18,420	9,766

Management Discussion & Analysis

For the nine months ended August 31, 2020, adjusted EBITDA increased by $8,654 over the same period in fiscal 2019, due to the ramp up of revenue from product sales consisting of bulk winterized and distillate oil, white label product sales and extraction services.

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended August 31, 2020. The information has been derived from our unaudited quarterly consolidated financial statements. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Three Months Ended
	August 31, 2020 $	May 31, 2020 $	February 29, 2020 $	November 30, 2019 $
Revenue	18,517	17,627	31,980	30,624
Income (loss) and comprehensive income (loss)	(3,064)	(3,528)	2,543	4,466
Basic income (loss) per share	(0.02)	(0.03)	0.02	0.04
Diluted income (loss) per share	(0.02)	(0.03)	0.02	0.04

	Three Months Ended
	August 31, 2019 $	May 31, 2019 $	February 28, 2019 $	November 30, 2018 $
Revenue	16,461	8,800	2,220	14
Income (loss) and comprehensive income (loss)	5,893	(10,530)	(6,366)	(7,388)
Basic income (loss) per share	0.05	(0.10)	(0.07)	(0.10)
Diluted income (loss) per share	0.05	(0.10)	(0.07)	(0.10)

FINANCIAL POSITION

The following table provides a summary of the Company’s financial position as at August 31, 2020 and November 30, 2019.

	August 31, 2020	November 30, 2019
	$	$
Total assets	193,857	154,751
Total liabilities	53,104	22,017
Share capital	161,315	153,826
Deficit	(40,148)	(36,057)

Total assets

Total assets increased to $193,857 as at August 31, 2020 from $154,751 as at November 30, 2019, primarily due to the increase in inventory as the Company sourced and extracted inventory destined for white label manufacturing activities and purchased hardware, bottles and other components for the roll out of cannabis 2.0 products. In addition, property, plant and equipment increased as a result of continued construction on the Company’s expanded production facility and office building adjacent to the existing Kelowna, BC facility and higher intangible assets as a result of the expansion of the SoRSE sales and license agreement to include Europe, Australia and Mexico. As August 31, 2020, the Company had a cash balance of $30,257.

Total liabilities

Total liabilities increased to $53,104 as at August 31, 2020 from $22,017 as at November 30, 2019, primarily due to the Company securing a $40,000 credit facility, of which $19,500 of the term loan remains outstanding after the first principal repayment of $500. The increase in total liabilities was also a result of the contractual obligation of $11,551 related to the expansion of the SoRSE sales and license agreement and the adoption of IFRS 16, Leases, on December 1, 2019, the Company has recorded a lease liability of $4,872 as at August 31, 2020.

Management Discussion & Analysis

Share capital

Share capital increased to $161,315 as at August 31, 2020 from $153,826 as at November 30, 2019, primarily due to the issuance of 1,730,432 shares in relation to the expansion of the SoRSE sales license agreement, exercise of 175,424 warrants for gross proceeds of $518, exercise of 81,250 options for gross proceeds of $93 and the issuance of 900,000 shares associated with employment and consulting agreements with certain officers of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of warrants and stock options, and potentially raising additional capital through equity or debt. There is no assurance that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”.

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with Canadian Imperial Bank of Commerce (“CIBC”) as Co-Lead Arranger and Administrative Agent, and ATB Financial (“ATB”) as Co-Lead Arranger (together, the “Lenders”). Under the terms of the credit facility, the Lenders will provide the Company up to $40,000 of secured debt financing at interest rates ranging from prime plus 2.0% to prime plus 2.5% per annum depending on certain financial covenants.

The Credit Facility consists of a $20,000 secured term loan, which was fully drawn at August 31, 2020 and $19,500 remains outstanding after the first principal repayment of $500 on August 31, 2020 and up to a $20,000 secured revolving loan, which has not been drawn at August 31, 2020. In addition, the credit facility contains an accordion feature that could allow the Company to increase the aggregate commitments by up to an additional $10,000. The credit facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets.

As at August 31, 2020, the Company had $30,257 of cash, $34,492 of trade and other receivables, $13,781 of accounts payable and accrued liabilities, $18,945 term loan, $11,551 contractual obligation, lease liabilities of $4,872 and income tax payable of $3,232. As of November 30, 2019, the Company had $49,888 of cash, $8,813 of short-term investments, $35,080 of trade and other receivables, $14,855 of accounts payable and accrued liabilities, and income tax payable of $6,280.

	For the nine months ended
	August 31, 2020	August 31, 2019
	$	$
Operating activities	(16,185)	(4,257)
Financing activities	19, 215	63,418
Investing activities	(22,661)	(514)

Operating activities

Net cash used in operating activities for the nine months ended August 31, 2020 was $16,185 as a result of the loss for the period of $4,047 and an increase in non-cash working capital of $28,215, partially offset by non-cash expenses related to share based payments of $6,483, depreciation and amortization of $7,915, and an impairment loss on inventory of $4,398. During the comparative nine-month period ended August 31, 2019 net cash used in operating activities was $4,257 as a result of a loss for the period of $11,003, and an increase in non-cash working capital of $14,419 and partially offset by non-cash expenses related to share based payments of $8,833, depreciation and amortization of $2,370, the contract termination cost of $5,945 and impairment of assets held for sale $3,194.

Financing activities

Net cash received from financing activities for the nine months ended August 31, 2020 was $19,215 as a result of net proceeds received from securing the term loan facility of $19,394, the exercise of warrants $518 and options $93. Net cash received was partially offset by the payment on lease liability of $192, repayments of term loan of $500 and repurchase of common shares under the normal course issuer bid of $98. During the comparative nine-month period ended August 31, 2019 net cash received from financing activities was $63,418 as a result of the closing of the April 2019 bought deal financing $40,252, proceeds from the exercise of stock options of $564 and warrants of $22,602.

Management Discussion & Analysis

The Company filed a prospectus dated October 3, 2018 (the “2018 Prospectus”). Since the 2018 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2018 Prospectus. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2018 Prospectus, compared with the estimated expenditures as disclosed in the 2018 Prospectus:

Expected expenditures	Expected Expenditures for 2018 (As per the 2018 Prospectus) $	Expected Expenditures for 2019 (As per the 2018 Prospectus) $	Total Expected Expenditures (As per the 2018 Prospectus) $	Approximate Actual Expenditures (to August 31, 2020) $
Acquisition of 230 Carion Road	4,000	-	4,000	4,500
Acquisition of additional extraction and post-processing equipment at 230 Carion Road to meet demand	6,000	-	6,000	5,900
Complete domestic geographic expansion analysis and acquire facility in strategic location	-	4,000	4,000	3,500
Complete buildout of facility selected for geographic expansion	-	2,000	2,000	180
Acquire equipment for new facility selected for geographic expansion	-	5,000	5,000	550
Total expenditures	10,000	11,000	21,000	14,630

The Company filed a prospectus dated April 2, 2019 (the “2019 Prospectus”). Since the 2019 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2019 Prospectus, with the exception of the retrofit of the building at 180 Carion Road which remains on time but the scope of the build out has increased resulting in an increase in the budget to $20,000. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2019 Prospectus, compared with the estimated expenditures as disclosed in the 2019 Prospectus:

Expected expenditures	Expected Expenditures for 2019 / 2020 (As per the 2019 Prospectus) $	Approximate Actual Expenditures (to August 31, 2020) $
Retrofit building located on the 180 Carion Road	9,000	15,500
Purchase equipment for 180 Carion Road	11,300	-
Expansion of processing facility and extraction capacity at the 230 Carion Road	5,200	4,400
Source and secure strategic partnerships and joint venture opportunities	7,000	475
Total expenditures	32,500	20,375

Investing activities

During the nine months ended August 31, 2020, net cash used in investing activities was $22,661, due to the acquisition of property, plant and equipment of $21,287, acquisition of intangible assets of $7,921, issuance of a promissory note to a Danish company $1,000 and deposit for private placement subscription $1,000. Net cash used was partially offset by the redemption of a guaranteed investment certificate of $8,500 and proceeds from sale of capital assets of $47. During the comparative nine months ended August 31, 2019, cash flow from investing activities was $514, primarily due to the acquisition of property, plant and equipment of $16,572 offset by the redemption of short-term investments of $15,000 and the repayment of a promissory note receivable of $1,058.

Management Discussion & Analysis

Capital resources

The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders’ equity and debt.

The Company has historically relied on the equity markets and more recently debt markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital.

The Company is not currently subject to externally imposed capital requirements. As at August 31, 2020, total current assets less current liabilities totalled $83,450.

OUTSTANDING SHARES, OPTIONS, AND WARRANTS

The Company is authorized to issue an unlimited number of common and preferred shares. The table below outlines the number of issued and outstanding common shares, warrants and options.

	October 14, 2020	August 31, 2020	November 30, 2019
Common shares	128,353,002	128,347,602	125,504,096
Warrants	8,901,098	8,901,098	8,988,810
Options	7,194,629	7,213,362	7,673,362

OFF-BALANCE SHEET AGREEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

COMMITMENTS

The Company has purchase commitments for hemp and cannabis biomass totalling $12,439 over the next two-years.

The Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at August 31, 2020, there remains $9,069 payable under the terms of this agreement.

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
Remainder of 2020	8,157
2021	6,669
2022	1,909
2023	1,909
2024	1,909
Thereafter	955
21,508

Management Discussion & Analysis

Obligation to issue shares

The Company has entered into agreement with officers, to issue the following shares:

	Number of shares to be issued
	2020	2021	2022	2023	Total
Officers	300,000	650,000	600,000	450,000	2,000,000

There were no new commitments entered into by the Company during the nine months ended August 31, 2020 to issue shares. Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

FINANCIAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At August 31, 2020, the Company had cash and restricted short-term investments of $30,357, and a balance of $19,500 on a term loan. At August 31, 2020, a 1% decrease in interest rates would result in a reduction in interest income by $304 and a reduction of interest expense of $195, compared to a 1% increase in interest rates which would have an equal but opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, restricted cash – private placement subscription, promissory note receivable, and receivables. The Company’s cash and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $13,979 in trade accounts receivable outstanding over 60 days at August 31, 2020. The expected loss rate for overdue balances is estimated to be $258 based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total billed trade receivables at August 31, 2020, the Company has subsequently collected or has trade payables outstanding with the same customers representing 44% of the total balance. Of the Company’s trade receivables outstanding at August 31, 2020, 80% are held with five Health Canada licensed customers of the Company.

The Company has a promissory note receivable for $1,000 from a Danish company at August 31, 2020. As security for the promissory note the Company has registered a floating charge deed on the Danish company’s assets. Subsequent to August 31, 2020, the promissory note was repaid including accrued interest up to the maturity date of the promissory note.

The carrying amount of cash, restricted short-term investments, restricted cash – private placement subscription, promissory note receivable, and trade and other receivables represent the maximum exposure to credit risk, and as at August 31, 2020, this amounted to $66,881.

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three Health Canada licensed customers of the Company representing 75% of total revenue in the three months ended August 31, 2020 and six customer representing 72% of total revenue for the nine months then ended.

Management Discussion & Analysis

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at August 31, 2020, the Company has $30,257 of cash. The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation and term loan with a carrying amount of $19,068.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and accounts payable and accrued liabilities, and contractual obligations that are denominated in US dollars. As at August 31, 2020, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $1,178 (November 30, 2019 – $0.5). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect. In addition, the Company has commitments of $9,069 Australian dollars related to the Cannvalate agreement. As at August 31, 2020, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitments by approximately $907 (November 30, 2019 – $nil). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based compensation expense included in comprehensive income (loss).

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Valuation and impairment testing of intangible assets and goodwill, including key assumptions underlying recoverable amounts.

v)	Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

vi)	Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

Management Discussion & Analysis

CHANGES IN ACCOUNTING POLICIES

(i)	IFRS 16 – Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, Leases, which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single, on-balance sheet accounting model for lessees. A lessee is required to recognize a right- of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Company adopted the standard on December 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods. There were no ROU assets or lease liabilities recognized upon adoption and no impact to the Company’s deficit as at December 1, 2019.

Definition of a lease

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

•	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;
•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•	The Company has the right to direct the use of the asset. The Company has this right when it has the decision- making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Accounting as a lessee under IFRS 16

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of its useful life or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and

Management Discussion & Analysis

•	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The lease liability is subsequently increased by interest costs on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of use asset or is recorded in the consolidated statements of operations if they carrying amount of the right-of-use asset has been reduced to $nil.

Payments associated with short-term leases are recognized as an expense on a straight-line basis in facility costs in the condensed interim consolidated statements of income (loss) and comprehensive income (loss). Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in facility costs.

Transition to IFRS 16

Practical expedients

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after December 1, 2019.

The Company used the additional practical expedient to not recognise a right-of-use asset or lease liability to leases for which the lease term ends within 12 months of the date of initial application.

As a result of the practical expedient, the Company did not require adjustments to opening balances as at December 1, 2019 or to retained earnings resulting from the initial adoption of IFRS 16.

The following table reconciles the operating lease commitments as at November 30, 2019 to the opening balance of lease liability at December 1, 2019:

Operating lease commitments as at December 1, 2019	$4,754
Finance lease liabilities recognized as of December 1, 2019	-
Effect of discounting using the lessee’s incremental borrowing rate	-
Lease commitments not yet in effect	(4,586)
Short term, low-value asset leases	(168)
Lease liabilities recognized as at December 1, 2019	-

(ii)	IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable income or losses, tax bases, unused tax losses, unused tax credits and tax rates, an how an entity considers a change in facts and circumstances. The Company adopted this interpretation on December 1, 2019, applied retrospectively, with no material impact to deficit resulting from the adoption.

Management Discussion & Analysis

IFRS Standards in effect but not previously applicable:

(iii)	IAS 20 – Accounting for government grants and disclosure of government assistance (“IAS 20”)

Government grants and assistance are recognized as a reduction in the related expense in the period in which the grant or assistance become receivable and all conditions, if any, have been satisfied. During the period ended August 31, 2020, the Company determined the impact on the revenue of the Company and its subsidiaries, as a result of the COVID-19 pandemic, qualified the Company to apply for the Canadian Emergency Wage Subsidy (“CEWS”) provided by the Government of Canada. The Company has applied the CEWS as a reduction against the following accounts:

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2020 $	2019 $	2020 $	2019 $
Inventory	458	-	458	-
Cost of sales	1,121	-	1,121	-
Wages and salaries	482	-	1,401	-
	2,061	-	2,980	-

New IFRS Standards in issue but not yet effective:

(iv)	Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments.

RELATED PARTY TRANSACTIONS

Goods and Services

The Company entered into certain transactions with related parties as follows:

		Three months ended		Nine months ended			As at
		August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019		August 31, 2020	August 31, 2019
		$	$	$	$		$	$
Name and Relationship to Company	Transaction		Expense				Balance Payable (Receivable)
NorthOk Properties Inc, a company controlled by Ashley McGrath, a director	Rent (1)	-	-	-		76	-	-
Kosha Projects Inc., a company in which Ashley McGrath, a director, has a 50% interest	Farms Termination(2)
		-	-	931	-		-	-

(1)	Rent for the Company’s facility at 230 Carion Road, Kelowna, BC was measured at the exchange amount, which is the amount of consideration agreed by the related parties. In the fourth quarter of 2018, the building was sold and the lease was transferred to NorthOk Properties Inc., a company controlled by Ashley McGrath, a director of the Company. In the second quarter of 2019, the Company acquired the facility and has no further lease commitments on this property.
(2)	On December 17, 2019, the Company terminated its joint venture agreement to create the Farms facility with Kosha, a company in which Ashley McGrath, a director of the Company, has a 50% interest.

Management Discussion & Analysis

Key Management Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, President, Executive Vice Presidents and directors of the Company.

The remuneration paid or accrued for the Company’s key management personnel and directors are as follows:

	Three- months ended		Nine-months ended
	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
	$	$	$	$
Management and consulting fees
Tyler Robson, Chief Executive Officer and director	131	120	393	360
Irwin Professional Corp, a company controlled by Chris Irwin – Former director of the Company	-	15	43	45
Total	131	135	436	405
Wages and salaries
Jeff Fallows, President	87	87	263	87
Chantel Popoff, Chief Operating Officer	69	49	206	149
Chris Buysen, Chief Financial Officer	65	50	195	149
Everett Knight, EVP Corporate Development & Capital Markets	50	50	170	182
Nitin Kaushal, director	24	15	76	45
Ashley McGrath, director	35	15	75	45
Deepak Anand, director	20	15	60	18
Andrew Cockwell, director	20	-	20	-
Karin McCaskill, director	21	-	21	-
Renee Merrifield, director	20	-	20	-
Total	411	281	1,106	675
Share-based payments(1)
Tyler Robson, Chief Executive Officer and director	353	620	1,260	2,073
Jeffery Fallows, President	263	765	1,004	797
Everett Knight, EVP Corporate Development & Capital Markets	96	262	392	951
Chris Buysen, Chief Financial Officer	88	225	363	859
Chantel Popoff, Chief Operating Officer	80	203	330	771
Deepak Anand, director	19	78	73	108
Ashley McGrath, director	19	32	72	70
Nitin Kaushal, director	19	32	72	70
Chris Irwin, former director	-	32	54	70
Total	937	2,249	3,620	5,769

(1)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan and the grant of common shares of the Company under employment and consulting agreements.

Management Discussion & Analysis

Related Party Balances

The following related party amounts were included in (a) accounts payable and accrued liabilities and (b) receivables:

	As at
	August 31, 2020	November 30, 2019
	$	$
Accounts Payable and Accrued Liabilities:
(a) Consultant, Officer and Director of the Company (1)	-	21
Receivables:
(b) Officers of the Company(2)	632	282

(1)	The amounts payable to related parties have no specific terms of repayment, are unsecured and do not bear interest.
(2)	The amounts receivable from related parties have no specific terms of repayment, are unsecured and do not bear interest.

RISK FACTORS

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2020 available at www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•	The continued spread of COVID-19 nationally and globally could disrupt our processing activities, supply chains and sales channels, and result in a reduction in supply of, or demand for, the company’s products as a result of travel restrictions, work refusals by and mandatory accommodations for employees, changing demand by consumers, mass quarantines, confinements, lock-downs or government-imposed closures in Canada or internationally, which could adversely impact materially the company’s business, operations or financial results;

•	The Company’s credit facility, could expose the Company to risks that its cash flows may become insufficient to satisfy required payments of principal and interest, the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default;

•	The credit facility contains covenants that require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy. Restrictions and covenants from those facilities may limit the Company's ability to execute its plans;

•	The Company held a promissory note receivable from MKV Ventures 1 LLC, a 100% owned subsidiary of MKHS LLC, a fully licensed Arizona based cannabis cultivation, extraction and medical dispensary business. While MKHS LLC operations are believed to be compliant with all applicable U.S. state and local laws, the Company has not obtained a legal opinion on this matter and cannabis does remain illegal under federal law in the U.S; this promissory note was written off in the fourth quarter of 2018;

•	Regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital;

•	The Company could be negatively impacted by its customers inability to raise additional capital;

•	The Company’s ability to process, store and sell cannabis in Canada is dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements;

•	The Company may have difficulty accessing the service of banks and processing credit card payments in the future, which may make it difficult for the Company to operate;

•	The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada;

Management Discussion & Analysis

•	The Company is subject to restrictions from the TSX which may constrain the Company’s ability to expand its business internationally.

•	The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Third parties the Company does business with may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities;

•	The operation of the Company can be impacted by adverse changes or developments affecting the facilities of the Company’s wholly-owned subsidiaries;

•	The Company’s ability to recruit and retain management, skilled labour and suppliers is crucial to the Company’s success;

•	The Company’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that the Company may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

•	The Company and its wholly-owned subsidiaries have limited operating histories;

•	The Company has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability;

•	The adult-use cannabis industry is encountering price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results.

•	Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•	There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company;

•	The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity;

•	As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties;

•	The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increased operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

Management Discussion & Analysis

•	Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company;

•	The Company is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

•	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;

•	The Company’s ability to implement and maintain internal controls over financial reporting and disclosure and procedures;

•	The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption;

•	The Company could fail to integrate acquired companies into the business of the Company;

•	Completed acquisitions, strategic transaction or investments could fail to increase shareholder value;

•	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

•	There can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company;

•	The Company does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings;

•	The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety;

•	In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Company’s shares will be subject to market trends generally and the value of the Company’s shares on a stock exchange may be affected by such volatility;

•	Unfavorable economic conditions may negatively impact the Company’s financial viability as a result of increased financing costs and limited access to capital markets;

•	The expansion into international operations will result in increased operational, regulatory and other risks;

•	The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company; and

•	The Company’s directors and officers may serve as directors and officers or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act, British Columbia (“Corporations Act”) in dealing with conflicts of interest. These provisions state, where a director/officer has such a conflict, that the director/officer must at a meeting of the Board, disclose his interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

Management Discussion & Analysis

Dividends

The Company has no dividend record and is unlikely to pay any dividends over the next fiscal year as it intends to employ available funds for growth opportunities in the cannabis sector. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors deem relevant.

Nature of the Securities

The purchase of the Company’s securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company’s securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company’s securities should not constitute a major portion of an investor's portfolio.

Proposed Transactions

There are currently no significant proposed transactions except as otherwise disclosed in this MD&A. Confidentiality agreements and non-binding agreements may be entered into from time to time, with independent entities to allow for discussions of the potential acquisition and/or development of potential business relationships.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCING REPORTING

The Chief Executive Officer and Chief Financial Officer, in accordance with National Instrument 52-109 (“NI 52-109”), have both certified that they have reviewed the financial report and this MD&A (the “Filings”) and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the filings; and (b) the financial report together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the Filings.

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation.

CSA National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. There have been no changes in the Company's internal control over financial reporting during the period ended August 31, 2020 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Management Discussion & Analysis

DIRECTORS AND OFFICERS

Tyler Robson – Chief Executive Officer, Director	Andrew Cockwell – Director
Chris Buysen – Chief Financial Officer	Ashley McGrath – Director
Chantel Popoff – Chief Operating Officer	Deepak Anand – Director
Jeff Fallows - President	Karin McCaskill – Director
Paul Kunynetz – General Counsel and Corporate Secretary	Nitin Kaushal – Director
Everett Knight – Executive Vice President, Corporate Development and Capital Markets	Renee Merrifield - Director

OTHER REQUIREMENTS

Additional disclosure of the Company’s material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

On Behalf of the Board,

THE VALENS COMPANY INC.

“Tyler Robson”	“Nitin Kaushal”
Tyler Robson	Nitin Kaushal

AT VALENS,
IT'S PERSONAL.
TSX: VLNS | OTCQX: VLNCF